The Mexico Equity and Income Fund, Inc.

Form N-SAR Report for the Period Ended 1/31/05

Item 77-C (1)

Results of Annual Stockholders Meeting

The Fund’s Annual Stockholders meeting was held on October 25, 2004, at 405 Lexington Avenue, New York, New York 10174. As of September 24, 2004, the record date, outstanding shares of common stock (“shares”) of the Fund were 2,473,504. Holders of 2,218,654 shares of the Fund were present at the meeting either in person or by proxy. These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum. The stockholders voted on one proposal. The stockholders elected a Director to the Board of Directors.

The following table provides information concerning the matters voted on at the meeting:

I.	Election of Directors

Nominee	For	Withheld

Gerald Hellerman	2,152,465	66,189